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             FORM 4                                          OMB APPROVAL
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|_|Check this box if no longer                         OMB Number      3235-0287
subject to Section 16 Form 4                           Expires:December 31, 2001
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                     Filed pursuant to Section 16(a) of the
    Securities Exchange Act of 1934, Section 17(2) of the Public Utility See
      Instruction 1(b) Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

(Print or Type Responses)

------------------------------------------   --------------------------------------------   ---------------------------------------
1.  Name and Address of Reporting Person*    2.  Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
                                                                                               to Issuer (Check all applicable)
   Gallagher      Maryanne          Z.            Cover-All Technologies Inc. ("COVR")         ___   Director   ____  10% Owner
                                                                                               _X_   Officer (give title below)
------------------------------------------   -------------------  -----------------------      ___   Other  (specifty below)
   (Last)        (First)    (Middle)         3.  IRS or Social    4.  Statement for                Senior Vice President
   c/o Cover-All Technologies, Inc.              Security Number       Month/Year           ----------------------------------------
   18-01 Pollitt Drive                           of Reporting          August 2000          7. Individual or Joint/Group Filing
------------------------------------------       (Voluntary)      -----------------------          (Check Applicable Line)
   (Street)                                                       5.  If Amendment,          _X_ Form filed by One Reporting Person
                                                                     Date of Original       ___ Form filed by More than One
Fair Lawn     New Jersey      07410                                  (Month/Year)                Reporting Person
------------------------------------------   -------------------  -----------------------   ----------------------------------------
(City)        (State)       (Zip)

                                  Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                        ------------------------------------------------------------------------------------------------------------
----------------------- ------------ ------------- ---------------------------------- ------------------ ------------  -------------
1.  Title of Security   2.Trans-     3.            4.  Securities Acquired (A)         5. Amount of       6. Owner     7.  Nature of
      (Instr. 3)        action          Trans-     or Disposed of (D)                  Securities         -ship        Indirect
                        Date            action     (Instr. 3, 4 and 5)                 Beneficially       Form:        Beneficial
                                        Code                                           Owned at           Direct (D)   Ownership
                                        (Instr. 8)                                     End of Month       Indirect (I) (Instr. 4)
                        (Month/                                                        (Instr. 3 and      (Instr. 4)
                         Day/                                                           4)
                         Year)

                                     ------------- ----------------------------------
                                     ------ ------ ------------ ------ --------------
                                     Code     V       Amount    (A)or     Price
                                                                 (D)
----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  -------------
                                                                         $0.6094 per
Common Stock            8/31/00        P              3,000       A         share                             D
----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  -------------
                                                                         $0.5625 per
Common Stock            8/31/00        P              4,000       A         share                             D
----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  -------------
                                                                         $0.5625 per
Common Stock            8/31/00        P              3,395       A         share          10,395             D
----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  -------------

----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  -------------

----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  -------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction
4(b)(v).

SEC 1474 (7-96)

FORM 4 (continued)         Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                           (e.g., puts, calls, warrants, options, convertible securities)

---------------- --------- -------- -------- ------------------ ------------- ------------------- -------- --------- ------- -------
1.Title of Deri- 2.Conver- 3.Trans- 4.Trans- 5.Number of Deriv- 6.Date Exer-  7.Title and Amount  8.Price  9.Number   10.Own- 11.Nat
vative Security  sion or   action   action   ative Securities   cisable and   of Underlying Sec-  of Deri- of Deri-   ership  ure of
(Instr. 3)       Exercise  Date     Code     Acuired (A) or     Expiration    uritieis            vative   vative     Form of Benefi
                 Price of  (Month   (Instr.  Disposed of (D)    Date          (Instr. 3 and 4)    Security Securit-   Deriva- cial
                 Deri-     Day/      8)      (Instr. 3,4 and 5) (Month/Day                        (Inst.5) ies Bene-  tive    Indir-
                 vative    Year)                                Year)                                      ficially   Securi- ect
                 Security                                                                                  owned at   ty: Di- owner-
                                                                                                           end of     rect(D) ship
                                                                                                           Month      or In-  (Inst.
                                                                                                           (Instr.4)  dirct(I) 4)
                                                                                                                      (Inst.4)
                                    -------- ------------------ ------------- -------------------
                                    ---- --- -------- --------- ----- ------- ------- -----------
                                                                Date  Expir- Title   Amount or
                                                                Exer- ation          Number of
                                    Code  V    (A)       (D)    cis-  Date           Shares
                                                                able
---------------- --------- -------- ---- --- -------- --------- ----- ------- ------- ----------- -------- ---------- ------- ------
Employee Stock
Option (right                                                                 Common
to buy)            $1.25    3/28/00  A        75,000             (1)  3/28/03 Stock    75,000                75,000      D
---------------- --------- -------- ---- --- -------- --------- ----- ------- ------- ----------- -------- ---------- ------- ------

---------------- --------- -------- ---- --- -------- --------- ----- ------- ------- ----------- -------- ---------- ------- ------

---------------- --------- -------- ---- --- -------- --------- ----- ------- ------- ----------- -------- ---------- ------- ------

---------------- --------- -------- ---- --- -------- --------- ----- ------- ------- ----------- -------- ---------- ------- ------

Explanation of Responses:
(1) The option vests in two equal installments, the first on March 28, 2000 and the second on September 28, 2001.


                                 By: /s/ Maryanne Gallagher    September 8,2000
                                    -------------------------  ----------------
                                **Signature of Reporting Person Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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